UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission file number: 001-38833

UP Fintech Holding Limited

18/F, Grandyvic Building, No. 16 Taiyanggong Middle Road, Chaoyang District

Beijing, 100020

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement of UP Fintech Holding Limited on Form F-3 filed on June 7, 2021 (Registration No. 333-256856) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Ageement

5.1	Opinion of Conyers Dill & Pearman regarding the validity of the securities being registered

23.1	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UP Fintech Holding Limited

Date: June 9, 2021	By:	/s/ John Fei Zeng
	Name:	John Fei Zeng
	Title:	Chief Financial Officer